FORM OF BOND

$_______________Dated: _______________

FOR VALUE RECEIVED, the undersigned, Robert Ventures Holdings LLC, a Delaware limited liability company (the “Maker”), PROMISES TO PAY to the order of
______________________________________________________________________ (together with its successors and assigns, the “Payee”) the principal sum of $_______________________, together with interest at the rate specified below. This Bond (the “Bond”) is being issued pursuant to the terms of the Bond Investor Agreement by and between the Maker and the Payee. This Bond is void ab initio unless and until the Maker receives the full Outstanding Principal Balance from the Payee. Prior to the Funds Confirmation Date, the Maker may cancel or withdraw this Bond at any time in its sole discretion with no liability.

2. Payment.

(a) Calculation; Payment of Interest. Interest shall be:

[  ] paid on a monthly basis (this option may not be elected by IRA Payees, and if Payee is an IRA custodial account and selects this option, Payee will be automatically moved to the compounding option, to which Payee agrees); or

[  ] compounded on a monthly basis and accrue on the Outstanding Principal Balance (defined below).

At the fixed interest rate of eight percent (8%) per annum for Bonds with a one-year lock-up period pursuant to Section 2(c)(ii) or ten percent (10%) per annum for Bonds with a three-year lock-up period pursuant to Section 2(c)(ii), interest accrues on an Actual/365 basis starting the day after the Funds Confirmation Date (the “Interest Commencement Date”). If Monthly Interest Payout is elected: (i) the first month is prorated by the actual days from (and including) the Interest Commencement Date to the last day of that month; (ii) each full calendar month thereafter is paid as a level monthly amount equal to one-twelfth of the annual interest on the then-outstanding principal; and (iii) the final month is prorated by the actual days up to (but excluding) the applicable Redemption Date, Repayment Date, or Payment Initiation Date. If Monthly Compounding is elected, the same proration rules apply, except the monthly interest amounts are added to principal at month-end, and the final partial month’s interest is included in the payoff. Monthly interest payments (for the payout election) are made before the 10th Business Day of each month for the immediately preceding month. For the avoidance of doubt, equal monthly interest applies only to full months; partial months are always prorated on an Actual/365 basis. “Funds Confirmation Date” means the date on which Maker confirms that Payee’s subscription funds have cleared through Maker’s processing account. Interest shall be computed on the basis of a year consisting of three hundred sixty-five (365) days based on the actual number of days elapsed, and such calculations shall be made in the Maker’s sole discretion.

(b) Payment Method; Payment Account. All monthly interest payments under this Bond will be made exclusively by ACH to a U.S. bank account designated, connected, and maintained by Payee through Maker’s investment portal (the “Payment Account”). Completion and ongoing maintenance of the Payment Account is a condition precedent to any payment obligation of Maker for monthly interest; until the Payment Account is connected and active, no payments are due or payable, any non-payment resulting from Payee’s failure to connect or maintain the Payment Account shall not constitute an Event of Default, and interest will continue to accrue and be paid on the first regular payment date after connection. Principal repayments and redemptions may be paid by ACH to the Payment Account or, at Maker’s discretion, by domestic wire transfer for (i) amounts equal to or exceeding the Large Transfer Threshold or (ii) IRA accounts, in each case to verified wire instructions on file; Payee is responsible for any bank fees associated with its selected method. “Large Transfer Threshold” means the dollar amount designated by Maker for wire-only disbursements, as established and updated by Maker from time to time upon notice to Payee (including via the investment portal or email). Checks are not used for routine payments; however, if Payee never completes the Payment Account connection or provides acceptable wire instructions when a wire is required, Maker may, in its sole discretion and upon notice, redeem this Bond pursuant to Section 2(c) and remit the redemption amount by check to Payee’s address of record, which is the sole instance in which a check may be used.

(c) Redemption by Maker; Repayment at Payee’s Demand.

(i) Redemption by Maker. This Bond, or any portion hereof, may be prepaid at any time without penalty or premium. The Bond shall be redeemable at any time by the Maker upon five (5) days’ written notice to Payee at the Outstanding Principal Balance plus any accrued but unpaid interest up to but not including the date of redemption (the “Redemption Date”). Interest shall cease accruing on the Bond on the day before the Redemption Date. The Outstanding Principal Balance together with interest through the Redemption Date shall be paid to the Payee’s Payment Account within five (5) Business Days following the Redemption Date, upon which all amounts due under this Bond shall be deemed paid in full. “Business Day” shall mean any day except any Saturday, any Sunday, any day which is a federal legal holiday in the United States, or any day on which banking institutions in the State of New York are authorized or required by law or other governmental action to close. The term “Outstanding Principal Balance” means, as of any date of determination, the principal amount of this Bond that remains unpaid.

(ii) Repayment at Payee’s Demand. Following the expiration of the applicable Lock-Up Period selected by the Payee pursuant to the Bond Investor Agreement,        one year; or        three years from the date of this Bond, the Payee shall have the right to demand repayment of this Bond by providing ninety (90) days' prior written notice to the Maker (the "Repayment Notice"). Any Repayment Notice delivered prior to the expiration of the applicable Lock-Up Period is void and of no effect. For purposes of the 90-day prior written notice requirement in this Section 2(c)(ii), Payee may deliver such written notice by submitting a redemption/repayment election through Maker’s investment portal using the workflow designated for redemptions (a “Portal Notice”). A Portal Notice constitutes “written notice” hereunder and is deemed delivered as of the calendar date and time recorded by the portal in Eastern Time (the “Notice Date”). Portal Notices submitted up to 11:59:59 p.m. Eastern Time on any calendar day are deemed delivered on that same calendar day, and the 90-day notice period shall be measured in calendar days from the Notice Date. A Portal Notice is irrevocable once submitted and effects a redemption of the entire outstanding investment associated with the Payee’s Payment Account under this Bond program; Payee is not required to specify individual Bonds or amounts. Payment will be made in accordance with Section 2(b) (including ACH and any applicable wire provisions). The Maker shall, within ninety (90) days from the date the Maker receives such Repayment Notice, initiate payment of the Repayment Amount (as defined below). Interest on the Outstanding Principal Balance shall accrue up to, but shall not accrue for, the calendar day on which the Maker initiates such payment (the "Payment Initiation Date"). The "Repayment Amount" shall consist of the Outstanding Principal Balance plus all accrued and unpaid interest calculated through the day immediately preceding the Payment Initiation Date. Interest shall cease accruing entirely as of the Payment Initiation Date. Payee acknowledges that the actual receipt of funds via ACH or Wire transfer following the Payment Initiation Date may be subject to standard banking processing times outside the Maker's control. The Payee's right to demand repayment of the Bond may be limited pursuant to the terms of the Bond Investor Agreement.

    (d) Final Maturity Date. Notwithstanding the repayment provisions in Section 2(c)(i) and 2(c)(ii), unless this Bond has been fully repaid or redeemed earlier pursuant to the terms hereof, the entire Outstanding Principal Balance together with all accrued and unpaid interest thereon (calculated pursuant to Section 2(a) up to, but not including, the date of payment) shall be finally due and payable ten (10) years from the date first set forth above (the "Final Maturity Date"). This Final Maturity Date is established primarily for administrative and custodial reporting purposes and does not alter or limit the rights of the Maker to redeem this Bond pursuant to Section 2(c)(i) or the Payee to demand repayment following the applicable Lock-Up Period pursuant to Section 2(c)(ii).

3. Unsecured. This Bond is not secured by any mortgage, lien, pledge, charge, financing statement, security interests, hypothecation, or other security device of Maker of any type, and is a general unsecured obligation of the Maker.

4. Events of Default. If any one of the following events shall occur and be continuing (each, an “Event of Default”): (i) the Maker shall fail to pay as and when due in accordance with the terms hereof any Outstanding Principal Balance or accrued but unpaid interest on this Bond, and such failure shall continue for ninety (90) business days; or (ii) the Maker shall file a petition for relief or commence a proceeding under any bankruptcy, insolvency, reorganization or similar law (or its governing board shall authorize any such filing or the commencement of any such proceeding), have any liquidator, administrator, trustee or custodian appointed with respect to it or any substantial portion of its business or assets, make a general assignment for the benefit of creditors or generally admit its inability to pay its debts as they come due; then in any such event the Payee may, by written notice to the Maker, declare the entire Outstanding Principal Balance together with all interest accrued and unpaid thereon to be immediately due and payable, whereupon this Bond and all such accrued interest shall become and be immediately due and payable without presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived by the Maker. Notwithstanding the foregoing, if any event described in clause (ii) above shall occur, the entire Outstanding Principal Balance together with all interest accrued and unpaid thereon shall automatically become due and payable without presentment, demand, protest, or other notice of any kind, all of which are hereby expressly waived by the Maker.

5. Binding Effect; Assignment. This Bond shall be binding upon the Maker and its successors and inure to the benefit of the Payee and its successors and assigns. This Bond and the rights of Payee hereunder may not be assigned or transferred without the consent of Maker, and any such assignment or transfer without the Maker’s consent shall be null and void. The obligations of the Maker under this Bond may not be delegated to or assumed by any other party, and any such purported delegation or assumption shall be null and void.

6. Miscellaneous.

(a) Both the Outstanding Principal Balance and interest are payable in lawful money of the United States of America. If any payment due hereunder does not fall on a Business Day, such payment shall be payable on the next succeeding Business Day, with interest accruing thereon until the date of payment thereof. For the avoidance of doubt, with respect to repayments under §2(c)(ii) and redemptions under §2(c)(i), interest accrues and ceases as expressly provided in those sections, notwithstanding this §6(a).

(b) If Maker shall fail to pay any amount payable hereunder on the due date therefor, Maker shall pay all costs of collection, including, but not limited to, attorney’s fees and expenses, incurred by Payee on account of such collection.

(c) The Maker waives presentment, demand, protest, and notice of any kind (including notice of presentment, demand, protest, dishonor, and nonpayment). The Maker shall pay the Payee all sums which are payable pursuant to the terms of this Bond without setoff, recoupment, or deduction of any kind or for any reason whatsoever.

(d) No delay on the part of the Payee in exercising any option, power, or right hereunder shall constitute a waiver thereof, nor shall the Payee be estopped from enforcing the same or any other provision at any later time or in any other instance. No waiver of any of the terms or provisions of this Bond shall be effective unless in writing, duly signed by the party to be charged. This Bond shall not be modified except by a writing signed by both the Maker and the Payee.

(e) This Bond shall be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to principles of conflict of laws.

IN WITNESS WHEREOF, the Maker has caused this Bond to be duly executed as of the date first above written.

ROBERT VENTURES HOLDINGS LLC

By:          ________________________________________________

Name:   Joseph Robert

Title:     Manager of the Manager, Robert Ventures LLC